Exhibit 99.3
SUMMARY GOLD MINERAL RESERVES AND MINERAL RESOURCES(1,2)

For the year ended December 31, 2008		2008			2007
		Tons	Grade	Ounces	Tons	Grade	Ounces
Based on attributable ounces		(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)

NORTH AMERICA
Goldstrike Open Pit	(proven and probable)	86,254	0.119	10,294	94,914	0.128	12,194
	(mineral resource)	15,751	0.055	868	34,532	0.052	1,788
Goldstrike Underground	(proven and probable)	6,923	0.368	2,545	7,423	0.364	2,700
	(mineral resource)	4,467	0.323	1,444	4,129	0.329	1,359
Goldstrike Property Total	(proven and probable)	93,177	0.138	12,839	102,337	0.146	14,894
	(mineral resource)	20,218	0.114	2,312	38,661	0.081	3,147
Pueblo Viejo (60%)	(proven and probable)	147,946	0.091	13,440	129,125	0.095	12,258
	(mineral resource)	77,068	0.056	4,330	41,674	0.064	2,655
Cortez (100%) (3)	(proven and probable)	222,125	0.060	13,384	86,457	0.080	6,884
	(mineral resource)	81,088	0.046	3,743	45,744	0.045	2,076
Bald Mountain	(proven and probable)	157,675	0.018	2,846	128,093	0.024	3,059
	(mineral resource)	90,374	0.019	1,718	36,493	0.024	861
Turquoise Ridge (75%)	(proven and probable)	7,961	0.501	3,985	8,429	0.458	3,858
	(mineral resource)	2,467	0.435	1,074	2,469	0.409	1,010
Round Mountain (50%)	(proven and probable)	92,581	0.018	1,621	78,117	0.018	1,442
	(mineral resource)	28,570	0.019	529	16,883	0.022	366
Ruby Hill	(proven and probable)	18,844	0.044	831	18,763	0.050	930
	(mineral resource)	11,919	0.040	480	3,202	0.077	245
Hemlo (50%)	(proven and probable)	7,075	0.080	564	7,419	0.085	633
	(mineral resource)	1,314	0.079	104	2,971	0.122	361
Marigold (33%)	(proven and probable)	25,462	0.020	511	31,106	0.020	631
	(mineral resource)	15,673	0.016	253	17,053	0.020	346
Golden Sunlight	(proven and probable)	8,665	0.062	540	2,495	0.056	140
	(mineral resource)	131	0.061	8	8,300	0.054	451
Eskay Creek	(proven and probable)	—	—	—	35	0.457	16
	(mineral resource)	—	—	—	—	—	—
South Arturo (60%)	(proven and probable)		—			—
	(mineral resource)	22,114	0.045	987	10,757	0.070	752
Donlin Creek (50%)	(proven and probable)	—	—	—	—	—	—
	(mineral resource)	269,496	0.066	17,737	204,869	0.072	14,668
SOUTH AMERICA
Cerro Casale (51%) (4)	(proven and probable)	612,273	0.018	10,831	—	—	—
	(mineral resource)	194,722	0.012	2,372	—	—	—
Pascua-Lama	(proven and probable)	440,226	0.040	17,806	444,610	0.040	17,978
	(mineral resource)	131,494	0.036	4,687	99,158	0.038	3,760
Veladero	(proven and probable)	491,316	0.025	12,233	388,445	0.030	11,660
	(mineral resource)	50,191	0.014	706	27,344	0.018	503
Lagunas Norte	(proven and probable)	230,635	0.039	8,949	222,176	0.039	8,733
	(mineral resource)	55,573	0.023	1,278	105,075	0.025	2,644
Pierina	(proven and probable)	29,182	0.023	683	40,108	0.027	1,073
	(mineral resource)	11,141	0.014	156	12,480	0.016	194
AUSTRALIA PACIFIC
Porgera (95%)	(proven and probable)	78,975	0.099	7,828	79,060	0.104	8,239
	(mineral resource)	61,025	0.066	4,031	56,610	0.074	4,199
Kalgoorlie (50%)	(proven and probable)	77,516	0.056	4,360	79,412	0.058	4,589
	(mineral resource)	8,611	0.059	512	2,835	0.062	175
Cowal	(proven and probable)	79,500	0.035	2,795	81,463	0.035	2,876
	(mineral resource)	31,463	0.034	1,072	23,076	0.035	819
Plutonic	(proven and probable)	5,828	0.179	1,042	12,111	0.151	1,824
	(mineral resource)	11,037	0.157	1,733	18,819	0.144	2,704
Kanowna	(proven and probable)	6,294	0.200	1,256	8,874	0.171	1,519
	(mineral resource)	5,234	0.164	859	4,318	0.157	677
Darlot	(proven and probable)	4,394	0.127	557	5,208	0.126	655
	(mineral resource)	3,598	0.125	451	3,531	0.121	428
Granny Smith	(proven and probable)	3,620	0.136	491	3,449	0.133	458
	(mineral resource)	2,514	0.168	423	3,035	0.155	469
Lawlers	(proven and probable)	2,484	0.142	353	3,199	0.127	407
	(mineral resource)	6,791	0.151	1,023	6,777	0.166	1,128
Henty	(proven and probable)	402	0.229	92	626	0.236	148
	(mineral resource)	199	0.231	46	79	0.165	13
Osborne	(proven and probable)	2,174	0.021	45	4,181	0.020	82
	(mineral resource)	3,410	0.026	89	3,602	0.027	97
Reko Diq (37.5%)	(proven and probable)	—	—	—	—	—	—
	(mineral resource)	1,125,071	0.008	8,487	444,831	0.008	3,741
AFRICA
Bulyanhulu	(proven and probable)	37,728	0.317	11,977	36,052	0.334	12,043
	(mineral resource)	4,936	0.339	1,675	1,516	0.427	647
North Mara	(proven and probable)	30,505	0.099	3,031	36,461	0.099	3,594
	(mineral resource)	19,046	0.063	1,191	12,537	0.064	801
Buzwagi	(proven and probable)	65,088	0.050	3,284	72,687	0.049	3,593
	(mineral resource)	20,371	0.043	886	19,993	0.030	608
Tulawaka (70%)	(proven and probable)	514	0.156	80	739	0.307	227
	(mineral resource)	267	0.330	88	178	0.281	50
OTHER	(proven and probable)	538	0.468	252	346	0.419	145
	(mineral resource)	—	—	—	—	—	—

TOTAL	(proven and probable)	2,980,703	0.046	138,506	2,111,583	0.059	124,588
	(mineral resource)	2,367,126	0.027	65,040	1,274,870	0.040	50,595

(1)	Resources which are not reserves do not have demonstrated economic viability.

(2)	See accompanying footnote #1

(3)	See accompanying footnote #2

(4)	See accompanying footnote #3

GOLD MINERAL RESERVES(1)

As at December 31, 2008	PROVEN			PROBABLE			TOTAL
	Tons	Grade	Contained ozs	Tons	Grade	Contained ozs	Tons	Grade	Contained ozs
Based on attributable ounces	(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)
NORTH AMERICA
Goldstrike Open Pit	56,404	0.113	6,397	29,850	0.131	3,897	86,254	0.119	10,294
Goldstrike Underground	2,815	0.461	1,299	4,108	0.303	1,246	6,923	0.368	2,545
Goldstrike Property Total	59,219	0.130	7,696	33,958	0.151	5,143	93,177	0.138	12,839
Pueblo Viejo (60%)	7,658	0.103	787	140,288	0.090	12,653	147,946	0.091	13,440
Cortez (100%) (2)	19,379	0.077	1,491	202,746	0.059	11,893	222,125	0.060	13,384
Bald Mountain	77,326	0.019	1,491	80,349	0.017	1,355	157,675	0.018	2,846
Turquoise Ridge (75%)	5,746	0.507	2,914	2,215	0.484	1,071	7,961	0.501	3,985
Round Mountain (50%)	34,305	0.021	723	58,276	0.015	898	92,581	0.018	1,621
Ruby Hill	846	0.056	47	17,998	0.044	784	18,844	0.044	831
Hemlo (50%)	5,993	0.076	455	1,082	0.101	109	7,075	0.080	564
Marigold (33%)	9,929	0.023	228	15,533	0.018	283	25,462	0.020	511
Golden Sunlight	2,188	0.077	168	6,477	0.057	372	8,665	0.062	540
SOUTH AMERICA
Cerro Casale (51%) (3)	126,562	0.019	2,375	485,711	0.017	8,456	612,273	0.018	10,831
Pascua-Lama	42,680	0.050	2,132	397,546	0.039	15,674	440,226	0.040	17,806
Veladero	31,720	0.025	804	459,596	0.025	11,429	491,316	0.025	12,233
Lagunas Norte	13,515	0.045	606	217,120	0.038	8,343	230,635	0.039	8,949
Pierina	10,900	0.026	286	18,282	0.022	397	29,182	0.023	683
AUSTRALIA PACIFIC
Porgera (95%)	48,836	0.097	4,758	30,139	0.102	3,070	78,975	0.099	7,828
Kalgoorlie (50%)	37,486	0.049	1,854	40,030	0.063	2,506	77,516	0.056	4,360
Cowal	9,960	0.025	247	69,540	0.037	2,548	79,500	0.035	2,795
Plutonic	298	0.181	54	5,530	0.179	988	5,828	0.179	1,042
Kanowna	3,189	0.217	692	3,105	0.182	564	6,294	0.200	1,256
Darlot	2,900	0.118	341	1,494	0.145	216	4,394	0.127	557
Granny Smith	1,067	0.105	112	2,553	0.148	379	3,620	0.136	491
Lawlers	261	0.084	22	2,223	0.149	331	2,484	0.142	353
Henty	—	—	—	402	0.229	92	402	0.229	92
Osborne	1,282	0.026	33	892	0.013	12	2,174	0.021	45
AFRICA
Bulyanhulu	2,122	0.313	664	35,606	0.318	11,313	37,728	0.317	11,977
North Mara	17,944	0.102	1,824	12,561	0.096	1,207	30,505	0.099	3,031
Buzwagi	833	0.047	39	64,255	0.051	3,245	65,088	0.050	3,284
Tulawaka (70%)	382	0.079	30	132	0.379	50	514	0.156	80

OTHER	—	—	—	538	0.468	252	538	0.468	252

TOTAL	574,526	0.057	32,873	2,406,177	0.044	105,633	2,980,703	0.046	138,506

COPPER MINERAL RESERVES(1)

	PROVEN			PROBABLE			TOTAL
	Tons	Grade	Contained lbs	Tons	Grade	Contained lbs	Tons	Grade	Contained lbs
Based on attributable pounds	(000s)	(%)	(millions)	(000s)	(%)	(millions)	(000s)	(%)	(millions)

Zaldívar	241,550	0.555	2,681	351,041	0.515	3,613	592,591	0.531	6,294
Osborne	1,282	2.652	68	892	1.682	30	2,174	2.254	98
TOTAL	242,832	0.566	2,749	351,933	0.518	3,643	594,765	0.537	6,392

(1)	See accompanying footnote #1

(2)	See accompanying footnote #2

(3)	See accompanying footnote #3

GOLD MINERAL RESOURCES (1,2)

As at December 31, 2008	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED

	Tons	Grade	Contained ozs	Tons	Grade	Contained ozs	Contained ozs	Tons	Grade	Contained ozs
Based on attributable ounces	(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)	(000s)	(000s)	(oz/ton)	(000s)

NORTH AMERICA
Goldstrike Open Pit	11,584	0.056	654	4,167	0.051	214	868	479	0.092	44
Goldstrike Underground	1,465	0.362	531	3,002	0.304	913	1,444	3,424	0.393	1,346
Goldstrike Property Total	13,049	0.091	1,185	7,169	0.157	1,127	2,312	3,903	0.356	1,390
Pueblo Viejo (60%)	2,613	0.054	142	74,455	0.056	4,188	4,330	7,823	0.059	461
Cortez (100%) (3)	5,997	0.030	177	75,091	0.047	3,566	3,743	29,912	0.129	3,848
Bald Mountain	28,951	0.023	660	61,423	0.017	1,058	1,718	71,004	0.021	1,525
Turquoise Ridge (75%)	1,708	0.436	745	759	0.433	329	1,074	3,330	0.505	1,683
Round Mountain (50%)	7,649	0.021	163	20,921	0.017	366	529	6,491	0.012	77
Ruby Hill	415	0.048	20	11,504	0.040	460	480	3,495	0.037	129
Hemlo (50%)	939	0.063	59	375	0.120	45	104	1,410	0.134	189
Marigold (33%)	3,268	0.017	55	12,405	0.016	198	253	16,461	0.014	229
Golden Sunlight	57	0.070	4	74	0.054	4	8	1,050	0.043	45
South Arturo (60%)	—	—	—	22,114	0.045	987	987	1,952	0.013	26
Donlin Creek (50%)	5,443	0.073	397	264,053	0.066	17,340	17,737	38,098	0.064	2,428
SOUTH AMERICA
Cerro Casale (51%) (4)	15,281	0.011	162	179,441	0.012	2,210	2,372	129,204	0.011	1,476
Pascua-Lama	12,505	0.039	487	118,989	0.035	4,200	4,687	16,423	0.036	593
Veladero	1,944	0.014	28	48,247	0.014	678	706	79,038	0.009	683
Lagunas Norte	1,557	0.024	38	54,016	0.023	1,240	1,278	8,171	0.043	353
Pierina	2,320	0.015	34	8,821	0.014	122	156	134	0.022	3
AUSTRALIA PACIFIC
Porgera (95%)	26,960	0.076	2,042	34,065	0.058	1,989	4,031	17,800	0.130	2,306
Kalgoorlie (50%)	2,964	0.060	177	5,647	0.059	335	512	1,625	0.135	220
Cowal	—	—	—	31,463	0.034	1,072	1,072	1,458	0.030	44
Plutonic	118	0.186	22	10,919	0.157	1,711	1,733	4,888	0.246	1,204
Kanowna	2,781	0.157	438	2,453	0.172	421	859	8,122	0.117	950
Darlot	512	0.133	68	3,086	0.124	383	451	137	0.212	29
Granny Smith	470	0.172	81	2,044	0.167	342	423	5,354	0.237	1,267
Lawlers	53	0.113	6	6,738	0.151	1,017	1,023	1,889	0.136	256
Henty	—	—	—	199	0.231	46	46	35	0.200	7
Osborne	1,175	0.023	27	2,235	0.028	62	89	3,527	0.020	71
Reko Diq (37.5%)	639,161	0.008	4,968	485,910	0.007	3,519	8,487	895,089	0.009	8,398
AFRICA
Bulyanhulu	—	—	—	4,936	0.339	1,675	1,675	12,415	0.370	4,592
North Mara	9,209	0.061	563	9,837	0.064	628	1,191	682	0.063	43
Buzwagi	1	—	—	20,370	0.043	886	886	983	0.039	38
Tulawaka (70%)	—	—	—	267	0.330	88	88	44	0.364	16

OTHER	—	—	—	—	—	—	—	592	0.294	174

TOTAL	787,100	0.016	12,748	1,580,026	0.033	52,292	65,040	1,372,539	0.025	34,753

COPPER MINERAL RESOURCES (1,2)

As at December 31, 2008	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED

	Tons	Grade	Contained lbs	Tons	Grade	Contained lbs	Contained lbs	Tons	Grade	Contained lbs
Based on attributable pounds	(000s)	(%)	(millions)	(000s)	(%)	(millions)	(millions)	(000s)	(%)	(millions)

Zaldívar	27,416	0.474	260	72,249	0.430	621	881	135,182	0.470	1,271
Osborne	1,175	1.830	43	2,235	1.655	74	117	3,527	1.375	97
Reko Diq (37.5%)	639,161	0.535	6,842	485,910	0.477	4,631	11,473	895,089	0.478	8,549
TOTAL	667,752	0.535	7,145	560,394	0.475	5,326	12,471	1,033,798	0.480	9,917

(1)	Resources which are not reserves do not have demonstrated economic viability.

(2)	See accompanying footnote #1

(3)	See accompanying footnote #2

(4)	See accompanying footnote #3

CONTAINED SILVER WITHIN REPORTED GOLD RESERVES (1)

For the year ended Dec. 31, 2008	IN PROVEN GOLD RESERVES			IN PROBABLE GOLD RESERVES			TOTAL

	Tons	Grade	Contained ozs	Tons	Grade	Contained ozs	Tons	Grade	Contained ozs	Process
Based on attributable ounces	(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)	recovery %

NORTH AMERICA
Pueblo Viejo (60%)	7,658	0.66	5,052	140,288	0.53	73,733	147,946	0.53	78,785	87.1%
SOUTH AMERICA
Cerro Casale (51%) (2)	126,562	0.06	7,302	485,711	0.05	22,810	612,273	0.05	30,112	46.0%
Pascua-Lama	42,680	1.77	75,544	397,546	1.62	642,080	440,226	1.63	717,624	78.5%
Lagunas Norte	13,515	0.11	1,527	217,120	0.11	22,800	230,635	0.11	24,327	20.3%
Veladero	31,720	0.40	12,561	459,596	0.46	213,629	491,316	0.46	226,190	6.4%
Pierina	10,900	0.27	2,924	18,282	0.20	3,728	29,182	0.23	6,652	43.9%

AFRICA
Bulyanhulu	2,122	0.18	390	35,606	0.25	9,073	37,728	0.25	9,463	65.0%

TOTAL	235,157	0.45	105,300	1,754,149	0.56	987,853	1,989,306	0.55	1,093,153	61.7%

(1)	Silver is accounted for as a by-product credit against reported or projected gold production costs.

(2)	See accompanying footnote #3
CONTAINED COPPER WITHIN REPORTED GOLD RESERVES (1)

For the year ended Dec. 31, 2008	IN PROVEN GOLD RESERVES			IN PROBABLE GOLD RESERVES			TOTAL

	Tons	Grade	Contained lbs	Tons	Grade	Contained lbs	Tons	Grade	Contained lbs	Process
Based on attributable pounds	(000s)	(%)	(millions)	(000s)	(%)	(millions)	(000s)	(%)	(millions)	recovery %

NORTH AMERICA
Pueblo Viejo (60%)	7,658	0.119	18.2	140,288	0.091	254.8	147,946	0.092	273.0	79.5%

SOUTH AMERICA
Cerro Casale (51%) (2)	126,562	0.192	486.2	485,711	0.229	2,221.0	612,273	0.221	2,707.2	82.8%
Pascua-Lama	42,680	0.093	79.6	397,546	0.072	569.9	440,226	0.074	649.5	57.6%

AFRICA
Buzwagi	855	0.006	0.1	64,255	0.137	176.5	65,088	0.136	176.6	76.4%
Bulyanhulu	2,122	0.339	14.4	35,606	0.604	429.9	37,728	0.589	444.3	84.9%

TOTAL	179,877	0.166	598.5	1,123,406	0.163	3,652.1	1,303,283	0.163	4,250.6	72.4%

(1)	Copper is accounted for as a by-product credit against reported or projected gold production costs.

(2)	See accompanying footnote #3

CONTAINED SILVER WITHIN REPORTED GOLD RESOURCES (1)

For the year ended Dec. 31, 2008	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED

	Tons	Grade	Contained ozs	Tons	Grade	Contained ozs	Ounces	Tons	Grade	Contained ozs
Based on attributable ounces	(000’s)	(oz/ton)	(000’s)	(000’s)	(oz/ton)	(000’s)	(000’s)	(000’s)	(oz/ton)	(000’s)

NORTH AMERICA
Eskay Creek	—	—	—	—	—	—	—	—	—	—
Pueblo Viejo (60%)	2,613	0.37	969	74,455	0.33	24,591	25,560	7,823	0.63	4,932

SOUTH AMERICA
Cerro Casale (51%) (2)	15,281	0.04	569	179,441	0.03	6,061	6,630	129,204	0.03	3,825
Pascua-Lama	12,505	0.69	8,625	118,989	0.66	79,064	87,689	16,423	0.69	11,397
Lagunas Norte	1,557	0.12	191	54,016	0.09	4,813	5,004	8,171	0.08	673
Veladero	1,944	0.39	763	48,247	0.35	17,017	17,780	79,038	0.33	25,731
Pierina	2,320	0.35	802	8,821	0.33	2,912	3,714	134	0.11	15

AFRICA
Bulyanhulu	—	—	—	4,936	0.32	1,600	1,600	12,415	0.29	3,644

TOTAL	36,220	0.33	11,919	488,905	0.28	136,058	147,977	253,208	0.20	50,217

(1)	Resources which are not reserves do not have demonstrated economic viability.

(2)	See accompanying footnote #3
CONTAINED COPPER WITHIN REPORTED GOLD RESOURCES (1)

For the year ended Dec. 31, 2008	IN MEASURED (M) GOLD RESOURCES			IN INDICATED (I) GOLD RESOURCES			(M) + (I)	INFERRED

	Tons	Grade	Contained lbs	Tons	Grade	Contained lbs	Contained lbs	Tons	Grade	Contained lbs
Based on attributable pounds	(000’s)	(%)	(millions)	(000’s)	(%)	(millions)	(millions)	(000’s)	(%)	(millions)

NORTH AMERICA
Pueblo Viejo (60%)	2,613	0.086	4.5	74,455	0.072	107.9	112.4	7,823	0.040	6.2

SOUTH AMERICA
Cerro Casale (51%) (2)	15,281	0.159	48.6	179,441	0.194	697.1	745.7	129,204	0.194	500.5
Pascua-Lama	12,505	0.080	20.1	118,989	0.068	160.9	181.0	16,423	0.030	10.0

AFRICA
Buzwagi	1	0.001	0.0	20,370	0.145	59.2	59.2	237	0.148	0.7

TOTAL	30,400	0.120	73.2	393,255	0.130	1,025.1	1,098.3	153,687	0.168	517.4

(1)	Resources which are not reserves do not have demonstrated economic viability.

(2)	See accompanying footnote #3
NICKEL MINERAL RESOURCES (1)

For the year ended Dec. 31, 2008	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED

	Tons	Grade	Contained lbs	Tons	Grade	Contained lbs	Contained lbs	Tons	Grade	Contained lbs
Based on attributable pounds	(000’s)	(%)	(millions)	(000’s)	(%)	(millions)	(millions)	(000’s)	(%)	(millions)

AFRICA
Kabanga (50%)	—		—	5,346	2.376	254.0	254.0	20,007	2.802	1,121.0

(1)	Resources which are not reserves do not have demonstrated economic viability.

PLATINUM MINERAL RESOURCES (1)

For the year ended Dec. 31, 2008	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED

	Tons	Grade	Contained ozs	Tons	Grade	Contained ozs	Ounces	Tons	Grade	Contained ozs
Based on attributable ounces	(000’s)	(oz/ton)	(000’s)	(000’s)	(oz/ton)	(000’s)	(000’s)	(000’s)	(oz/ton)	(000’s)

RUSSIA
Fedorova (50%)	—	—	—	189,947	0.01	1,136	1,136	17,433	0.01	88

AFRICA
Sedibelo (10%)	—	—	—	5,841	0.08	440	440	3,528	0.10	352

TOTAL	—	—	—	195,788	0.01	1,576	1,576	20,961	0.02	440

(1)	Resources which are not reserves do not have demonstrated economic viability.
PALLADIUM MINERAL RESOURCES (1)

For the year ended Dec. 31, 2008	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED

	Tons	Grade	Contained ozs	Tons	Grade	Contained ozs	Ounces	Tons	Grade	Contained ozs
Based on attributable ounces	(000’s)	(oz/ton)	(000’s)	(000’s)	(oz/ton)	(000’s)	(000’s)	(000’s)	(oz/ton)	(000’s)

RUSSIA
Fedorova (50%)	—	—	—	189,947	0.03	5,100	5,100	17,433	0.03	465

AFRICA
Sedibelo (10%)	—	—	—	5,841	0.04	206	206	3,528	0.05	177

TOTAL	—	—	—	195,788	0.03	5,306	5,306	20,961	0.03	642

(1)	Resources which are not reserves do not have demonstrated economic viability.

MINERAL RESERVES AND RESOURCES NOTES
1. Mineral reserves (“reserves”) and mineral resources (“resources”) have been calculated as at December 31, 2008 in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7, (under the Securities and Exchange Act of 1934), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, Cerro Casale is classified as mineralized material and approximately 600,000 ounces of reserves for Pueblo Viejo (Barrick’s 60% interest) are classified as mineralized material. In addition, while the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the U.S. Securities and Exchange Commission does not recognize such terms. Canadian standards differ significantly from the requirements of the U.S. Securities and Exchange Commission, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the U.S. Securities and Exchange Commission. U.S. investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, U.S. investors are cautioned not to assume that any part or all of Barrick’s mineral resources constitute or will be converted into reserves. Calculations have been prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, under the supervision of Ivan Mullany, Senior Director, Metallurgy and Process Development, Technical Services of Barrick, Rick Allan, Senior Director, Mining of Barrick, and Rick Sims, Senior Director, Resources and Reserves of Barrick. Reserves have been calculated using an assumed long-term average gold price of $US 725 ($Aus. 850) per ounce, a silver price of $US 13.50 per ounce, a copper price of $US 2.00 per pound and exchange rates of $1.10 $Can/$US and $0.85 $US/$Aus. Reserve calculations incorporate current and/or expected mine plans and cost levels at each property. Varying cut-off grades have been used depending on the mine and type of ore contained in the reserves. Barrick’s normal data verification procedures have been employed in connection with the calculations. Resources as at December 31, 2008 have been estimated using varying cut-off grades, depending on both the type of mine or project, its maturity and ore types at each property. For a breakdown of reserves and resources by category and for a more detailed description of the key assumptions, parameters and methods used in calculating Barrick’s reserves and resources, see Barrick’s most recent Annual Information Form/Form 40-F on file with Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission.
2. In March 2008, Barrick increased its interest in the Cortez property from 60% to 100%. 2008 reserves and resources for the Cortez property reflect Barrick’s 100% interest. 2007 reserves and resources for the Cortez property reflect Barrick’s then 60% interest.
3. In December 2007, Barrick acquired a 51% interest in the Cerro Casale project through its acquisition of Arizona Star Resources Corp. 2008 reserves and resources for the Cerro Casale project reflect Barrick’s 51% interest. 2007 reserves and resources do not reflect Barrick’s acquisition of its 51% interest in the Cerro Casale project.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
Certain information contained in this Summary Gold Mineral Reserves and Mineral Resources, including any information as to our strategy, plans or future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “will”, “anticipate”, “contemplate”, “target”, “plan”, “continue’, “budget”, “may”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; changes in the worldwide price of gold, copper or certain other commodities (such as silver, fuel and electricity); fluctuations in currency markets; changes in U.S. dollar interest rates or gold lease rates; risks arising from holding derivative instruments; ability to successfully complete announced transactions and integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; employee relations; availability and increasing costs associated with mining inputs and labor; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves; adverse changes in our credit rating; level of indebtedness and liquidity; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. Certain of these factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.